Exhibit 99.1
DEBT COVENANT COMPLIANCE
AS OF JANUARY 31, 2009
Consolidated Adjusted EBITDA:

(in 000s)	LTM*	Q4 FY08	Q1 FY09	Q2 FY09	Q3 FY09

Net Income	$(6,013)	$13,335	$1,603	$412	$(21,363)
Add Back:
Depreciation and Amortization	4,549	1,339	1,050	1,047	1,113
Income Tax Provision (Benefit)	(14,671)	(8,391)	2,664	2,162	(11,106)
Interest Income (Expense)	276	(60)	(49)	37	348
Non-Cash Charges	9,945	3,566	526	1,672	4,181
Allowable Add backs Pursuant to Credit Facility Agreement, as amended	31,400	—	1,696	404	29,300

Consolidated Adjusted EBITDA	$25,486	$9,789	$7,491	$5,734	$2,473

Minimum Required	$20,000

*	Last Twelve Months (Most Recent Four Fiscal Quarters)
Consolidated Leverage Ratio:

Long-Term Obligations and Notes Payable	$5,444
Letters of Credit	2,066

Consolidated Debt	$7,510

Consolidated Adjusted EBITDA	$25,486

Consolidated Leverage Ratio	0.3

Maximum Permitted	2.5 to 1.0
Consolidated Interest Coverage Ratio:

Consolidated Adjusted EBITDA	$25,486
Interest Expense	$729

Interest Coverage	35.0

Minimum Interest Coverage Required	3.5